Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-118125 of GlycoGenesys, Inc. on Form S-3 of our report dated May 29, 2002, except for Note 6, as to which the date is December 18, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to SafeScience Newco Ltd.’s ability to continue as a going concern), relating to the financial statements of SafeScience Newco, Ltd. as of and for the period ended December 31, 2001, appearing in the Annual Report on Form 10-K of GlycoGenesys, Inc. for the year ended December 31, 2002, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

September 15, 2004